Exhibit 99.6

Focuses on quality-based growth while transforming through innovation

PetroChina’s Oil and Gas Business Maintains Positive Growth Momentum in 2019

(Beijing, 26 March 2020) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) announced today that in 2019, amid the complicated and severe softening global economic growth, wide swings in international oil prices, fiercer competition in the domestic oil and gas market, and the significant increase of risks and challenges, the Company adhered to its guidelines of quality-based business growth, optimized production organizations, promoted structural adjustment of its business, fostered reform and innovation, and strengthened risk control; while continuously reducing expenditures, cutting costs as well as enhancing efficiency. Major production indicators recorded stable growth and the operating results were in line with expectations, with efforts of growing upstream reserve and production especially effective. Under the International Financial Reporting Standards (IFRS), PetroChina recorded a revenue of RMB2,520 billion in 2019, representing an increase of 6.0% compared with the same period last year. Operating profit was RMB121.762 billion. Net Profit Attributable to Shareholders of the Company was RMB45.682 billion, and basic earnings per share was RMB0.25. To deliver better returns for shareholders, the Company recommended a final dividend of RMB0.06601, representing a 70.0% dividend ratio. The cash dividend consists of a dividend of RMB0.04243 per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2019 under IFRS) together with an additional special dividend of RMB0.02358 per share.

Annual Results Review

Strengthened risk exploration to secure prominent position in oil and gas supply. In 2019, PetroChina adhered to the strategy of efficiency-oriented exploration and development, with domestic risk exploration achieving three strategic breakthroughs and four important discoveries. Measures to increase reserves and production achieved significant results with output rebounding in crude oil, output in natural gas also recorded the largest increase in five years. Significant progress was made in risk exploration and progressive exploration of regions overseas, leading to an increase in both the output and effectiveness in the oil and gas business. In 2019, the Company’s total crude oil output amounted to 909 million barrels, representing an increase of 2.1% compared with last year. The marketable natural gas output reached 3,910 billion cubic feet, representing an increase of 8.3% compared with last year. The oil and natural gas equivalent output amounted to 1,561 million barrels, representing an increase of 4.6% compared with last year. The Company strengthened cost control of investments from its origin, and reinforced the precise management for its production and operation. The Exploration and Production segment realized an operating profit of RMB96,097 million, an increase of 30.7%, continuing to be the major contributor to the profit of the Company. The oil and gas lifting cost was US$12.11 per barrel, representing a decrease of 1.6% year on year.

Proactively developed highly efficient markets, accelerated transition and upgrade. The Refining and Chemicals segment actively controlled the volume of refined products and increased the production of chemicals, and propelled the transition and upgrade of refining and chemicals business. In 2019, the Company processed 1,228 million barrels of crude oil; the production of refined oil products was 118 million tons; the chemical products output was 25.756 million tons, up 5.5% year-on-year, and output of ethylene was 5.863 million tons, up 5.3% year-on-year. The Company continued to strengthen its benchmarking in management, enhanced cost control, and the Refining and Chemicals segment achieved an operating profit of RMB13.764 billion. The Marketing segment actively responded to the challenges of severe refined products surplus and fiercer market competition, by utilizing and driving synergies from domestic and international resources, enhancing precise and strategic marketing, and adopting differentiated marketing strategies. The annual sales of refined oil products reached 188 million tons, up 5.1% year-on-year. The Marketing segment realized an operating loss of RMB565 million, representing a decrease of loss of RMB5.885 billion year-on-year. The Natural Gas and Pipeline segment optimized domestic and international resources, implemented state price policy, expanded the development of end-user marketing and raised efficiency, prioritized goals to ensure the full sales of domestic production, and worked hard in increasing the price and raising efficiency. The Company carried out construction of key projects in an orderly manner, including the completion and operation of the northern section of China–Russia East-Route Natural Gas Pipeline. In 2019, sales of natural gas was 259.091 billion cubic meters, up 19.5% year-on-year, including domestic sales of natural gas of 171.381 billion cubic meters, up 7.4% year-on-year. The Natural Gas and Pipeline segment achieved an operating profit of RMB26.108 billion, up 2.3% year-on-year.

Continuously deepened reform while driving business development through innovation. The Company insisted on driving innovation and pushing advances in technologies to assist the development of its oil and gas business. The Exploration and Production segment worked on complex geological structures, and discovered the Qingcheng oilfield in Changqing, and two gas fields including the shale gas blocks in Sichuan and Bozi-Dabei gas area in Tarim, which consolidated the Company’s resources base. The 100-million-ton production capacity and efficient development of carbonate reservoir in the Middle East won first prize of the National Award for Science and Technology Progress. The refining business implemented and executed a high-quality development plan, and outputs of high value-added products increased significantly. The refinery renovation project of Huabei Petrochemical was put into operation. The orderly construction of important projects included the integration project of refining and chemicals of Guangdong Petrochemical, the Tarim and Changqing ethane-to-ethylene projects and the structural adjustment of Daqing Petrochemical. The Company continuously deepened the application of information technology in the industrial chain, accelerated advances in the construction of digital oilfields, intelligent refineries and intelligent pipelines, digital gas stations and the Internet of Things, which all upgraded the operational efficiency and reliability of the Company.

Fulfilled social responsibilities while promoting the transformation towards green development. The Company proactively explored the low carbon transition in the oil and gas industry, fostered green energy production and the advancement of green technologies. On the one hand, the efforts of domestic natural gas exploration will be further strengthened, and both multi-national and domestic pipeline infrastructure construction will speed up. On the other hand, the Company formulated and implemented its action plan for new energy development, explored the utilization of new energies like geothermal, solar, wind and gas hydrate, by accelerating the formation of a green development pattern which oil and gas remained as major energy complemented by other energy sources. For the full year, nearly 70 aid projects were implemented, the targeted poverty alleviation funds raised 73% more than 2018; the localization strategy was also widely executed overseas, with a localization rate above 90%. Recently, facing the sudden and fierce situation of the COVID-19, the Company is fully committed to ensuring the production of oil and gas, increasing the supply of resources for epidemic prevention, and resolutely fighting against and containing the epidemic.

Outlook

Looking forward in 2020, amid geopolitical tensions, uncertainties about the global oil price, climate change and the COVID-19 pandemic in various countries, the global economy is facing downward risks. Yet, China’s economic momentum will ensure the growth trend remains stable and favorable in the mid to long term. The Company will adhere to executing the strategies of resource, marketing, internationalization and innovation, while focusing on efficiency and fostering high-quality developments, as well as maintaining steady advances in its oil and gas business. The Company will also deepen reform and innovation, attach great importance to the research and development of new energy and renewable energy, to fuel the growth of the Company and effectively enhance value creation. These measures will help the Company transform its status as a top-class international energy company to a new level, bringing fruitful value and returns to shareholders associated with the growth of PetroChina.

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Additional information on PetroChina is available at the Company’s website:

http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):
Hill+Knowlton Strategies Doris Zhao	Fax: (852) 2576 1990 Tel: (852) 2894 6231 Email: doris.zhao@hkstrategies.com

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co. Liu Ping	Fax: (8610) 8562 3181 Tel: (8610) 5166 3828 Email: ping.liu@everbloom.com.cn

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